NO ACT

PE
2-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10011708

April 2, 2010

Kristin Campbell
Senior Vice President and General Counsel
Staples, Inc.
500 Staples Drive
Framingham, MA 01702

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-2-10

Re: Staples, Inc.
Incoming letter dated February 4, 2010

Dear Ms. Campbell:

This is in response to your letter dated February 4, 2010 concerning the shareholder proposal submitted to Staples by William Steiner. We also have received letters on the proponent's behalf dated February 12, 2010 and February 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

April 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staples, Inc.
Incoming letter dated February 4, 2010

The proposal relates to acting by written consent.

We are unable to concur in your view that Staples may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Staples may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Staples Inc. (SPLS)
Written Consent Topic

Ladies and Gentlemen:

This responds to the February 4, 2010 request to block this rule 14a-8 proposal.

The broker letter for this proposal is nearly identical the broker letter in *The Hain Celestial Group, Inc.* (October 1, 2008) as the attachments show.

Plus the company did not give the proponent notice that the company would demand a different standard of broker letter compared to the *Hain* precedent. If a Hain-type broker letter is not adequate according to the company, then the company does not explain how it supposedly gave the proponent adequate notice of the broker letter requirement.

The company request to the proponent for a broker letter also said that the record holder is usually a bank or a broker. However the company no action request appears to claim that a bank or broker is never the record holder.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Kristin Campbell <Kristin.Campbell@Staples.com>

October 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

The proposal relates to a change in jurisdiction of incorporation.

We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel



DISCOUNT BROKERS

Date: 16 July 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 800 shares of Hain Celestial Group; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/11/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

HAIN

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 13 Jan 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2100 shares of Staples Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 12/22/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 1-13-10 # of pages ▶
To Cristina Gonzalez	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 508-305-8071	Fax #

[SPLS: Rule 14a-8 Proposal, December 26, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "D" with "High Governance Risk" and "High Concern" regarding our board of directors. Six of Staples' directors were long-tenured, with more than 10 years on the board, while two directors served for 23 years – independence concern. To make matters worse, these long-tenured directors held controlling majorities and/or chairmanships on our board's committees for executive pay, nominations and finance.

Nearly all our directors received high against-votes (18% to 21%) at our 2009 annual meeting– well above the 5% average in director against-votes. One reason for such high against-votes was our company's failure to act on a 2008 shareholder proposal (which passed with a 2:1 majority) calling for shareholders representing 10% of company stock to gain the power to call special meetings. Our company ignored our vote and instead gave holders of 25% of stock the right to call a special meeting.

Our company also had executive pay practices that warranted moderate concern. For example, our company lowered one of its annual incentive performance objectives. The performance target of 15% growth in Earnings Per Share (EPS) in 2007 was lowered to 13% EPS growth in 2008.

To be rewarded for diminished returns is tantamount to pay-for-failure and is not in the best interests of shareholders. The point of executive pay is not to ensure year-to-year parity in pay levels, but to align pay with actual performance. On top of that, because of "the increasingly poor visibility of sales in a challenging economic environment," our company eliminated Total Sales Growth as one of its performance objectives.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
Staples Inc. (SPLS)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the February 4, 2010 request to block this rule 14a-8 proposal.

The broker letter for this proposal is nearly identical the broker letter in *The Hain Celestial Group, Inc.* (October 1, 2008) as the attachments show.

Plus the company did not give the proponent notice that the company would demand a different standard of broker letter compared to the *Hain* precedent. If a Hain-type broker letter is not adequate according to the company, then the company does not explain how it supposedly gave the proponent adequate notice of the broker letter requirement.

The company request to the proponent for a broker letter also said that the record holder is usually a bank or a broker. However the company no action request appears to claim that a bank or broker is never the record holder.

The company gratuitously points out that shareholder proposals have been blocked due to verification of stock ownership issues not involved here:
1) Ownership started only several days prior to the date the proposal was submitted.
2) Contact information for an on-line broker was submitted.
3) The proponent's name was misspelled.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Kristin Campbell <Kristin.Campbell@Staples.com>

October 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

The proposal relates to a change in jurisdiction of incorporation.

We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel



DISCOUNT BROKERS

Date: 16 July 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 800 shares of Hain Celestial Group; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/11/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

HAIN →

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF

DISCOUNT BROKERS

Date: 13 Jan 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2100 shares of Staples Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 12/22/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 1-13-10 # of pages ▶
To Cristina Gonzalez	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 508-305-8071	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

[SPLS: Rule 14a-8 Proposal, December 26, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "D" with "High Governance Risk" and "High Concern" regarding our board of directors. Six of Staples' directors were long-tenured, with more than 10 years on the board, while two directors served for 23 years – independence concern. To make matters worse, these long-tenured directors held controlling majorities and/or chairmanships on our board's committees for executive pay, nominations and finance.

Nearly all our directors received high against-votes (18% to 21%) at our 2009 annual meeting– well above the 5% average in director against-votes. One reason for such high against-votes was our company's failure to act on a 2008 shareholder proposal (which passed with a 2:1 majority) calling for shareholders representing 10% of company stock to gain the power to call special meetings. Our company ignored our vote and instead gave holders of 25% of stock the right to call a special meeting.

Our company also had executive pay practices that warranted moderate concern. For example, our company lowered one of its annual incentive performance objectives. The performance target of 15% growth in Earnings Per Share (EPS) in 2007 was lowered to 13% EPS growth in 2008.

To be rewarded for diminished returns is tantamount to pay-for-failure and is not in the best interests of shareholders. The point of executive pay is not to ensure year-to-year parity in pay levels, but to align pay with actual performance. On top of that, because of "the increasingly poor visibility of sales in a challenging economic environment," our company eliminated Total Sales Growth as one of its performance objectives.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

STAPLES

that was easy.

February 4, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Staples, Inc.
Shareholder Proposal Submitted on behalf of William Steiner

Ladies and Gentlemen:

Staples, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by John Chevedden as proxy for William Steiner, residing at *** FISMA & OMB Memorandum M-07-16 *** (the "Proponent") from the proxy materials for the Company's 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"). The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Shareholder Proposal from the 2010 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company is submitting electronically to the Commission this letter, the Shareholder Proposal (attached as Exhibit A to this letter) and the additional correspondence described below under "Background" between the Company and the Proponent or his proxy (attached as Exhibit B to this letter), and is concurrently sending a copy to the Proponent through his proxy, no later than eighty calendar days before the Company intends to file its definitive proxy statement and form of proxy statement with the Commission.

Basis for Exclusion

The Company intends to exclude the Shareholder Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of stock ownership in accordance with these rules.

Background

The Company received the Shareholder Proposal on December 26, 2009 from Mr. Chevedden, the Proponent's proxy, without proof of the Proponent's holdings in the Company's common stock. On January 5, 2010, the Company sent a timely notice of deficiency via email and overnight delivery to the Proponent via his proxy (as the Proponent's letter requested). On January 13, 2010, the Company received a letter from DJF Discount Brokers, as introducing broker of the Proponent (the "DJF Letter" attached to this letter as Exhibit C), as evidence of the Proponent's share holdings of the Company's common stock.

Analysis

The Company intends to exclude the Shareholder Proposal because the DJF Letter does not substantiate the Proponent's share holdings of the Company's common stock and therefore the Proponent did not demonstrate his eligibility to submit a proposal, as required under Rule 14a-8(b).

a. Proponent Failed to Establish Eligibility to Submit a Proposal by Providing Accurate Written Evidence Verifying Holdings.

Rule 14a-8(b) requires that a shareholder (a) continuously hold at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and (b) continue to hold the securities through the date of the meeting. Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from its proxy materials if the proponent fails to meet these eligibility requirements after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency.

Under Rule 14a-8(b) and as explained in Staff Legal Bulletin 14, if a shareholder proponent is a record holder, a company can verify the eligibility of the proponent on its own. Otherwise, the rule provides that the proponent "must prove [its] eligibility to the company" in one of two ways: (a) submitting to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year or (b) if applicable, submitting a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, reflecting the proponent's ownership. If a proponent fails to provide sufficient evidence, to exclude the proposal the company first must provide a notice of deficiency within 14 days after receipt of the proposal. The shareholder must respond no later than 14 days from the date the notice of deficiency is received to satisfy the eligibility obligations.

The Staff has frequently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(f)(1) based on a proponent's failure to provide evidence of eligibility under Rule 14a-8(b). *See generally Time Warner Inc. (February 19, 2009) and The Home Depot Inc. (February 10, 2009) (each where the evidence provided established ownership starting several days prior to the date the proposal was submitted and not the continuous one-year period before) and Ford*

Motor Co. (January 8, 2008) (where evidence consisted of contact information for an on-line broker and did not include evidence of continuous holding).

As described above, after sending a timely notice of deficiency to the Proponent requesting verification of the Proponent's holdings of Company stock, the Company received the DJF Letter from "DJF Discount Brokers, as introducing broker for the account of William Steiner…held with National Financial Services Corp. as custodian" purporting to certify that as of such date the Proponent held the shares of the Company's common stock.

The DJF letter fails to provide evidence of the Proponent's eligibility. Neither "DJF Discount Brokers" nor "National Financial Services Corp.," named as custodian in the letter, appears as a registered holder of the Company's common stock or on the participant list obtained from The Depository Trust Company for the Company.[1] Therefore, the letter does not provide the Company with proof of the Proponent's holdings of shares of the Company's common stock. Accordingly, the Proponent failed to meet the shareholder eligibility requirement of Rule 14a-8(b) and the Company may appropriately exclude the Shareholder Proposal under 14a-8(f)(1).

As explained in Staff Legal Bulletin 14, "[i]n the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." Rule 14a-8(b) provides that a proponent may meet this requirement by having a record holder certify that the proponent holds an account and is the beneficial owner of shares held by the record holder. In such cases, rather than verifying that a proponent is the record holder of the requisite shares, the Company verifies the holdings of the record holder providing the written statement and accepts such holder's certification of the proponent's rights to those shares. The Company still confirms the underlying shares are appropriately held and is entitled to use the support provided by the proponent to do so.

The purpose and importance of the accuracy of the written statement does not change if the written statement is from a third party like an introducing broker. In *Hain Celestial Group (October 1, 2008)*, the Staff suggested that evidence from an introducing broker-dealer could constitute a written statement from the "record" holder where such broker dealer "is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers <u>at a broker-dealer that is a participant of a registered clearing agency</u> and that carries such accounts on a fully disclosed basis" (emphasis added). The information provided in such a letter would still need to accurately demonstrate holdings by or on behalf of the proponent in a form that a Company could verify. Here, the DJF Letter does not provide the name of a custodian or record holder of the Company's shares or the name of a broker-dealer that is a participant of a registered clearing agency carrying accounts with the Company's stock. Accordingly, it is not sufficient to prove the Proponent's beneficial ownership of shares of the Company's common stock.

---

[1] The Company's review of the DTC participant list showed that an entity named "National Financial Services, LLC" holds a position of common stock of the Company. An internet search of the entity name "National Financial Services Corp." suggests such an entity exists separate from the LLC entity that appears on the Company's participant list and, accordingly, it would be inappropriate for the Company to assume that the custodian referenced in the DJF Letter was mistakenly identified.

The Staff has acknowledged the need for precision in demonstrating a shareholder's eligibility under Rule 14a-8(b). The Staff has permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(f)(1) based on a proponent's failure to provide evidence of eligibility under Rule 14a-8(b), including where the evidence fails to name the entities required to validate the shareholder's eligibility. For example, in *The Coca-Cola Company (December 17, 2007)*, the Staff agreed to no action relief where the proponent failed to accurately identify the beneficial holder of the shares in the proposed supporting letters (providing evidence relating to "THE GREAT NECK CAP APP INVST PARTSHP., DJF DISCOUNT BROKER" and "THE GREAT NECK CAP APP INVST PARTSHP" rather than "The Great Neck Capital Appreciation LTD Partnership"). The Company similarly intends to exclude the Shareholder Proposal because the evidence of eligibility fails to prove the requisite ownership under Rule 14a-8(b).

b. Proponent Failed to Establish Eligibility to Submit a Proposal by Providing Written Evidence from the Record Holder.

The Company also believes that the DJF Letter provided is insufficient evidence under Rule 14a-8(b) because it is from an introductory broker rather than a record holder of the Company's common stock. Rule 14a-8(b) requires a proponent to prove eligibility to submit a proposal by providing, within the time period established by Rule 14a-8(f), written evidence of such eligibility and that it be from "a 'record' holder (usually a bank or broker)." Staff Legal Bulletin 14 states that the evidence must be from a record holder and that evidence from an investment advisor is not sufficient. We believe the purpose of the record holder requirement is to allow a company to verify (without undue effort or expense to the company and with the certainty that can only come from being able to check ownership against the company's official stock records) that the proponent is a stockholder and entitled to present a proposal. The Staff frequently has granted no action relief consistent with the plain reading of this rule, including when the written evidence was from an "introducing broker" rather than a record holder of the company's shares. *See JPMorgan Chase & Co. (February 15, 2008), Verizon Communication, Inc. (January 25, 2008), The McGraw Hill Companies, Inc. (March 12, 2007), MeadWestvaco Corporation (March 12, 2007) (where the Staff granted conditional no action relief where the proponent submitted a letter from DJF in the same form as the DJF Letter).*

As referenced above, recently in *Hain*, the Staff took an opposing position, stating that a letter from an introducing broker could satisfy the evidentiary requirement of Rule 14a-8(b). This position is inconsistent with the clear reading of Rule 14a-8(b), with Staff Legal Bulletin 14 and with numerous no action precedents confirming this requirement. Accordingly, the Company believes that the Shareholder Proposal may be excluded on the basis that the Proponent has not provided requisite evidence that the Proponent meets the eligibility requirements of Rule 14a-8(b) because the written statement provided is not from a record holder of the Company. The Company respectfully requests that the Staff reconsider the position stated in *Hain*.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Shareholder Proposal is excluded from the Company's 2010 Proxy Materials. Please do not hesitate to contact me at (508) 253-8321 if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,



Kristin Campbell
Senior Vice President and General Counsel

Attachments

Exhibit A: Shareholder Proposal
Exhibit B: Correspondence
Exhibit C: DJF Letter

Exhibit A

-----Original Message-----
***FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, December 26, 2009 10:24 AM
To: Campbell, Kristin; Gonzalez, Cristina (Legal)
Subject: Rule 14a-8 Proposal (SPLS)

Dear Ms. Campbell,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: William Steiner

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Ronald L. Sargent
Chairman
Staples Inc. (SPLS)
500 Staples Drive
Framingham, MA 01702

Dear Mr. Sargent,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Kristin Campbell <Kristin.Campbell@Staples.com>
Corporate Secretary
FX: 508-253-7805
FX: 508-253-8989
PH: 508-253-5000
Cristina Gonzalez <cristina.gonzalez@Staples.com>
Phone: (508) 253-1845 | Fax: (508) 305-8071

[SPLS: Rule 14a-8 Proposal, December 26, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "D" with "High Governance Risk" and "High Concern" regarding our board of directors. Six of Staples' directors were long-tenured, with more than 10 years on the board, while two directors served for 23 years – independence concern. To make matters worse, these long-tenured directors held controlling majorities and/or chairmanships on our board's committees for executive pay, nominations and finance.

Nearly all our directors received high against-votes (18% to 21%) at our 2009 annual meeting– well above the 5% average in director against-votes. One reason for such high against-votes was our company's failure to act on a 2008 shareholder proposal (which passed with a 2:1 majority) calling for shareholders representing 10% of company stock to gain the power to call special meetings. Our company ignored our vote and instead gave holders of 25% of stock the right to call a special meeting.

Our company also had executive pay practices that warranted moderate concern. For example, our company lowered one of its annual incentive performance objectives. The performance target of 15% growth in Earnings Per Share (EPS) in 2007 was lowered to 13% EPS growth in 2008.

To be rewarded for diminished returns is tantamount to pay-for-failure and is not in the best interests of shareholders. The point of executive pay is not to ensure year-to-year parity in pay levels, but to align pay with actual performance. On top of that, because of "the increasingly poor visibility of sales in a challenging economic environment," our company eliminated Total Sales Growth as one of its performance objectives.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Exhibit B

-----Original Message-----
From: Gonzalez, Cristina (Legal)
Sent: Tuesday, January 05, 2010 3:41 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Campbell, Kristin; Weiss, Mark
Subject: Staples, Inc. - William Steiner Shareholder Proposal

Dear Mr. Chevedden - As instructed by Mr. Steiner in his letter to us dated October 17, 2009, attached please find a letter regarding his shareholder proposal of December 26, 2009.

Kind Regards,
Cristina


STAPLES
that was easy.

January 5, 2010

By Electronic Mail and UPS Delivery

Mr. William Steiner
c/o Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Staples, Inc. – Shareholder Proposal

Dear Mr. Steiner:

Thank you for your letter and accompanying shareholder proposal for consideration at the 2010 annual meeting of shareholders of Staples, Inc. which we received on December 26, 2009.

In reviewing your shareholder proposal and accompanying letter, we noted that you have not proved your eligibility to submit a proposal to Staples, Inc. as required under Rule 14a-8 by providing evidence that you are the owner of the referenced securities for the requisite time period. According to Rule 14a-8(b)(2), you may prove your eligibility by submitting a written statement from the record holder (usually a bank or broker) of the securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. Attached for your reference is a copy of Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

We welcome you to respond in writing to this letter and to remedy this apparent procedural deficiency. As you may know, Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended, provides that you have fourteen (14) days from the date you receive this letter within which to respond.

Please contact me with any questions you may have about this letter. I may be reached at (508) 253-1845 or at cristina.gonzalez@staples.com.

Sincerely,



Cristina Gonzalez
Senior Company Counsel

Enclosure

Rule 14a-8 - Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your

letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

From: ***FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 13 Jan 2010 09:04:20 -0800
To: Cristina Gonzalez <cristina.gonzalez@Staples.com>
Cc: Kristin Campbell <Kristin.Campbell@Staples.com>
Conversation: Rule 14a-8 Broker Letter-(SPLS)
Subject: Rule 14a-8 Broker Letter-(SPLS)

Dear Ms. Gonzalez,
Thank you for the rule 14a-8 proposal acknowledgement. Please see the attached broker letter. Please advise on January 14, 2010 whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden


DJF

DISCOUNT BROKERS

Date: 13 Jan 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2100 shares of Staples Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 12/22/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 1-13-10	# of pages ▶
To Cristina Gonzalez	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 508-305-8071	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323